Filed Pursuant to Rule 424(b)(3)

Registration No. 333-180274

AMERICAN REALTY CAPITAL TRUST IV, INC.
SUPPLEMENT NO. 7, DATED MARCH 21, 2013,
TO THE PROSPECTUS, DATED JUNE 8, 2012

This prospectus supplement, or this Supplement No. 7, is part of the prospectus of American Realty Capital Trust IV, Inc., or the Company, dated June 8, 2012, or the Prospectus, as supplemented by Supplement No. 5, dated January 28, 2013, or Supplement No. 5, and Supplement No. 6, dated March 15, 2013, or Supplement No. 6. This Supplement No. 7 supplements, modifies or supersedes certain information contained in the Prospectus, Supplement No. 5 and Supplement No. 6 and should be read in conjunction with the Prospectus, Supplement No. 5 and Supplement No. 6. This Supplement No. 7 will be delivered with the Prospectus, Supplement No. 5 and Supplement No. 6. Unless the context suggests otherwise, the terms “we,” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries.

The purpose of this Supplement No. 7 is to:

•	update disclosure relating to operating information, including the status of the offering and the reallocation of shares from our distribution reinvestment plan, or DRIP, to our primary offering, shares currently available for sale and our intention to file a Registration Statement on Form S-3 to register additional shares under our DRIP.

OPERATING INFORMATION

Status of the Offering

We commenced our reasonable best efforts initial public offering, or IPO, of up to 60.0 million shares of common stock on June 8, 2012. As of March 20, 2013, we had issued 51.2 million shares of common stock available in connection with our primary offering, an increase from the 37.2 million shares of common stock issued in our primary offering as of March 15, 2013. Additionally, as of March 20, 2013, we had issued 0.1 million shares of common stock under our DRIP. As of March 20, 2013, there were 51.3 million shares of our common stock outstanding, including restricted stock and shares issued under our DRIP.

On March 15, 2013, we notified our selling group members that the average weekly equity raise over the past month suggested that we would reach our maximum offering and close to new investments in early spring 2013. However, we currently anticipate that our primary offering will be fully subscribed by the end of March.  Any subscription agreements received after the completion of our primary offering will be promptly returned.

Accordingly, we will reallocate the remaining 9.9 million shares available under our DRIP to our primary offering, once we sell the 60.0 million shares of common stock available in the primary offering. Furthermore, as we have previously communicated and, in line with our best practices, we will close our offering as originally sized and will not raise additional capital through a follow-on offering.

Shares Currently Available for Sale

As of March 20, 2013, there were 8.8 million shares available for sale in connection with our primary offering, excluding shares available under our DRIP. We had received aggregate gross proceeds of $1,265.7 million consisting of $1,262.7 million from the sale of 51.2 million shares of common stock in our primary offering and $3.0 million from our DRIP.

We plan to file a registration statement on Form S-3 to register an additional 10.0 million shares of common stock for issuance under our DRIP. Cash distributions paid on shares of common stock held by stockholders who are existing participants in our DRIP will be automatically reinvested in additional shares of our common stock registered under the Form S-3.